

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2016

Takeshi Uchiyamada
Chief Executive Officer
Toyota Motor Corporation
1 Toyota-cho, Toyota City
Aichi Prefecture, 471-8571
Japan

    Re: Toyota Motor Corporation
    Form 20-F for Fiscal Year Ended March 31, 2016
    Filed June 24, 2016
    File No. 001-14948

Dear Mr. Uchiyamada:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Lyn Shenk

      Lyn Shenk
      Branch Chief
      Office of Transportation and Leisure